EXHIBIT 99.2

ELDORADO GOLD CORPORATION

AMENDED AND RESTATED PERFORMANCE SHARE UNIT PLAN

1.	Purpose of the Plan

1.1	The purposes of the Plan are to:

(a)	promote the alignment of interests between Designated Participants and the shareholders of the Company;

(b)	assist the Company in attracting, retaining and motivating employees and officers of the Company and of its related entities; and

(c)	provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term.

2.	Definitions

2.1	For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Approved Agreement” means (i) a PSU Agreement, (ii) an employment agreement, or (iii) another written agreement between the Company or a related entity of the Company and the Designated Participant which has been approved by an Executive Officer of the Company (or where the Designated Participant is an Executive Officer of the Company, approved by the Board);

(b)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by a Designated Participant;

(c)	“Board” means the board of directors of the Company;

(d)	“Cause” means, with respect to a particular Designated Participant:

(i)

“cause” or “serious reason” as such term is defined in an Approved Agreement (provided that if such term is defined in both a PSU Agreement and another Approved Agreement, the definition in the PSU Agreement will govern); or

(ii)	in the event that (i) does not apply, then “Cause” means any circumstance where an employer can terminate an individual’s employment without any notice or payment whatsoever;

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(e)	“Change of Control” means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (A) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (B) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (A) such disposition is to a corporation and (B) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)

at least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (A) a Change of Control as defined in paragraphs (i), (ii) or (iii), or (B) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board);

(f)	“Company” means Eldorado Gold Corporation;

(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

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(h)	“Date of Termination” means, for purposes of the Plan:

(i)

in the case of a Designated Participant whose employment with the Company or a related entity of the Company terminates (regardless of whether the termination is lawful or unlawful, with or without Cause, and whether it is the Designated Participant or the Company or the related entity of the Company that initiates the termination), the later of:

(A)

if and only to the extent required to comply with the minimum standards of ESL, the last day of any minimum statutory notice period applicable to the Designated Participant pursuant to the ESL, if any; or

(B)

the date that is designated by the Company or the related entity of the Company as the last day of the Designated Participant’s employment with the Company or such related entity, as applicable, provided that in the event the Designated Participant resigns, such date shall not be earlier than the date notice of resignation was given;

and, in the case of either (A) or (B), without regard to any applicable period of reasonable notice or contractual notice to which the Designated Participant may claim to be entitled under common law, civil law or pursuant to contract in respect of a period which follows the last day that the Designated Participant actually and actively provides services to the Company or the related entity of the Company as specified in the notice of termination provided by the Designated Participant or the Company or such related entity, as the case may be; or

(ii)	if the Designated Participant’s death occurs prior to the date determined pursuant to (i) above, the date of the Designated Participant’s death;

(i)	“Designated Participant” means an Employee to whom an award of PSUs has been granted;

(j)	“Disability” means, with respect to a particular Designated Participant:

(i)

“disability” as such term is defined in an Approved Agreement (provided that if such term is defined in both a PSU Agreement and another Approved Agreement, the definition in the PSU Agreement will govern); or

(ii)

in the event that (i) does not apply, then “Disability” means a physical or mental incapacity of a nature which the Chief Executive Officer of the Company determines prevents or would prevent the Designated Participant from satisfactorily performing the substantial and material duties of his or her position with the Company or the related entity of the Company, as the case may be;

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(k)	“Eligible Retirement” means a retirement of a Designated Participant which meets the eligibility requirements to participate in the program contemplated in the Retirement Policy;

(l)	“Employee” means an employee or officer of the Company or a related entity of the Company;

(m)	“ESL” means the employment standards legislation, as amended or replaced, applicable to a Designated Participant;

(n)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(o)	“Executive Officer” means an executive officer of the Company appointed as such by a resolution of the Board;

(p)	“Good Reason” means, with respect to a particular Designated Participant:

(i)

“good reason” as such term is defined in the Designated Participant’s Approved Agreement (provided that if such term is defined in both a PSU Agreement and another Approved Agreement, the definition in the PSU Agreement will govern); or

(ii)

in the event that (i) does not apply, then “Good Reason” means the occurrence of one or more of the following circumstances without the Designated Participant’s prior written consent, which circumstances are not remedied by the Company or a related entity of the Company within 30 days of the applicable entity’s receipt of a written notice from the Designated Participant describing the applicable circumstances (which notice must be provided by the Designated Participant within 30 days of the Designated Participant’s knowledge of the applicable circumstances): (A) a material adverse change to the Designated Participant’s duties, responsibilities or authority compared to the Designated Participant’s duties, responsibilities or authority immediately prior to the Change of Control (unless, in each case, clearly consistent with a promotion); (B) a material reduction in the Designated Participant’s base salary or annual bonus opportunity as was in place immediately prior to the Change of Control; or (C) the Company or a related entity of the Company relocating the principal place at which the Designated Participant performs their duties for the Company or a related entity of the Company to any place more than 50 kilometers from such location immediately prior to the Change of Control;

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(q)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(r)	“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(s)	“Market Value” of a Share means, on any given date, the closing price per share of the Shares on the Exchange on the Trading Day immediately preceding the relevant date;

(t)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(u)	“Performance Period” means a period as specified by the Board in accordance with Subsection 5.1 after the expiration of which, unless as otherwise provided herein, and subject to the terms herein, a Designated Participant may be or becomes entitled to receive Shares issuable and/or an amount payable on account of the redemption of Performance Share Units;

(v)	“Performance Share Unit Account” has the meaning ascribed thereto in Subsection 6.1;

(w)	“Performance Share Units” or “PSUs” means a bookkeeping entry, denominated in Shares (on a one for one basis, unless otherwise provided for in the PSU Agreement), credited to the Performance Share Unit Account of a Designated Participant in accordance with the provisions hereof;

(x)	“Plan” means this Performance Share Unit Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(y)	“PSU Agreement” has the meaning ascribed thereto in Subsection 5.3;

(z)	“Redemption Date” means, subject to Subsection 11.1, in respect of a Vested PSU of a Designated Participant who is not a U.S. Designated Participant, the first day following the expiry of the Performance Period applicable to the PSU, provided that “Redemption Date” for such a Designated Participant under the Retirement Policy shall be the applicable date of payment of a Vested PSU in accordance with the terms of the Retirement Policy. “Redemption Date” in respect of a Vested PSU of a U.S. Designated Participant is determined in accordance with Schedule A;

(aa)	“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;

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(bb)	“Retirement Policy” means the Company’s retirement policy dated August 2023, as may be amended from time to time;

(cc)	“Securities Regulators” has the meaning ascribed thereto in Subsection 10.1;

(dd)	“security based compensation arrangement” has the meaning given to that term in the TSX Company Manual;

(ee)	“Share” means, subject to Section 9 hereof, a common share without nominal or par value in the capital of the Company;

(ff)	“Take-Over Bid” has the meaning ascribed to the term in Subsection 9.6 hereof;

(gg)	“Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;

(hh)	“TSX” means the Toronto Stock Exchange;

(ii)	“U.S. Designated Participant” means any Designated Participant subject to tax under the United States Internal Revenue Code of 1986, as amended, in respect of compensation from the Company or its related entity;

(jj)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(kk)	“Vested PSU” has the meaning ascribed to that term in Subsection 7.1.

2.2	Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.3	As used in this Plan,

(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa;

(b)	unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”, “hereunder” or other similar terms refer to the Plan as a whole, together with the schedules, and references to a Section, Subsection, paragraph or Schedule by number or letter or both refer to the Section, Subsection, paragraph or Schedule, respectively, bearing that designation in the Plan; and

(c)	the term “include” (or words of similar import) is not limiting whether or not non- limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

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3.	Administration of the Plan

3.1	The Plan shall be administered by the Compensation Committee.

3.2	The Compensation Committee shall, periodically, make recommendations to the Board as to the grant of PSUs.

3.3	In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant PSUs, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.4	he Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee. Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and when used in the context of this Plan “Board” shall be deemed to include the Compensation Committee.

3.5	The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.	Shares Subject to the Plan

4.1	The maximum number of Shares which may be issued from treasury under the Plan from and after June 3, 2025 shall not exceed 4,436,000 Shares, subject to adjustment as provided in Section 9.

4.2	In no event shall PSUs be granted entitling any one Designated Participant to receive in excess of one half of one percent (0.5%) of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the PSUs.

4.3	Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable from treasury pursuant to the redemptions of PSUs granted under the Plan to Insiders, together with the number of Shares issuable to Insiders under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the PSUs; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to the redemption of PSUs granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the Designated Participant becoming an Insider shall be excluded for the purpose of the limits set out above. The acquisition of Shares by the Company for cancellation shall not constitute non-compliance with the limits set out above for any PSUs outstanding prior to such purchase for cancellation.

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4.4	Shares reserved from treasury in respect of which PSUs have been cancelled or otherwise terminated for any reason (other than the redemption of the PSUs) shall be available for subsequent grants of PSUs under the Plan.

4.5	The Company shall not be required to deliver fractional Shares on account of the redemption of PSUs. If any fractional interest in a Share would, except for this provision, be deliverable on account of the redemption of PSUs, such fractional interest shall be rounded down to the next whole Share and the fractional interest will be disregarded.

5.	Grants of PSUs

5.1	Subject to the provisions of the Plan, the Board shall have the right to grant, in its sole discretion and from time to time, to any Designated Participants PSUs as a discretionary grant with such terms and conditions as the Board may determine. The Board shall also determine, in its sole discretion, in connection with each grant of PSUs:

(a)	the date on which such PSUs are to be granted (the “Grant Date”);

(b)	the number of PSUs to be granted;

(c)	the terms under which a PSU shall vest;

(d)	the Performance Period, provided that the relevant service year for a grant of PSUs shall be the year of grant and the Performance Period shall not exceed that period commencing on January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted; and

(e)	any other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all PSUs covered by any grant.

5.2	If the PSUs are inadvertently granted during a Black-Out Period or on the first Trading Day following the end of the Black-Out Period, then the Grant Date shall be deemed to be the second Trading Day following the end of the Black-Out Period.

5.3	Upon the grant of a PSU, the Designated Participant and the Company shall enter into a PSU agreement, in such form as may be approved by the Board from time to time (the “PSU Agreement”), which agreement shall be subject to the terms and conditions of the Plan and set out the name of the Designated Participant, the number of PSUs, the Performance Period, the vesting terms, the Grant Date, and such other terms and conditions as the Board may deem appropriate.

5.4	A PSU is personal to the Designated Participant and is non-assignable and non-transferable other than by will or by the laws governing the devolution of property in the event of death of the Designated Participant.

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6.	Accounts

6.1	An account, to be known as a “Performance Share Unit Account”, shall be maintained by the Company for each Designated Participant and shall be notionally credited with such number of PSUs as are granted to or otherwise credited to a Designated Participant from time to time. Each Designated Participant’s Performance Share Unit Account shall indicate the number of PSUs which have been notionally credited to such account from time to time in accordance with the terms hereunder together with the Performance Period and vesting terms in accordance with the terms herein.

6.2	Whenever cash dividends are paid on the Shares, additional Performance Share Units will be credited to the Designated Participant’s Performance Share Unit Account in accordance with this Subsection 6.2. The number of such additional PSUs will be calculated by dividing the total cash dividends that would have been paid to such Designated Participant if the PSUs recorded in the Designated Participant’s Performance Share Unit Account as at the record date for the dividend had been Shares by the Market Value on the Trading Day immediately after the record date, rounded down to the next whole number of Performance Share Units. No fractional Performance Share Units will thereby be created. If such Trading Day is during a Black-Out Period, then said day shall be the second Trading Day following the end of the Black-Out Period.

6.3	PSUs that have not vested in accordance with the Plan within the relevant Performance Period, have not otherwise met the requirements for redemption, or that are redeemed in accordance with the Plan, shall be cancelled and a notation to such effect shall be recorded in the Designated Participant’s Performance Share Unit Account and the Designated Participant will have no further right, title or interest in such PSUs and, for greater certainty, in any related Share or other right, except for Vested PSUs that have been redeemed but the payment has not been paid to the Designated Participant, in which case the Designated Participant will have the right to receive the payment applicable to the redeemed Vested PSU less any amounts that may be withheld or deducted hereunder.

7.	Vesting, Redemption and Payment of Performance Share Units

7.1	Unless otherwise specified by the Board, subject to the remaining provisions of this Section 7, PSUs granted to a Designated Participant (including any additional PSUs credited to Designated Participants pursuant to Subsection 6.2) shall vest on the achievement of performance vesting targets as determined by the Board in its sole discretion and in each case as set out in the Designated Participant’s PSU Agreement. Subject to Section 8, and Schedule A with respect to U.S. Designated Participants, Vested PSUs may not be redeemed until the Redemption Date applicable to such Vested PSU. Except where the context requires otherwise, each PSU which is vested pursuant to this Section 7 shall be referred to herein as a “Vested PSU”.

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7.2

Subject to Section 8 and Subsection 11.1, all Vested PSUs shall be redeemed by the Company on the Redemption Date of the Vested PSU and, subject to any withholding requirements and Section 8, each Designated Participant shall receive, with respect to such Vested PSUs, at the election of the Board in its sole discretion:

(a)	a cash payment equal to the Market Value on the Redemption Date, multiplied by the number of Vested PSUs; or

(b)	such number of Shares as are equal to the number of such Vested PSUs, rounded down to the next whole number; or

(c)

any combination of the foregoing, such that the cash payment plus such number of Shares, have a combined value equal to the Market Value on the Redemption Date, multiplied by the number of Vested PSUs;

in each case as soon as practicable following the Redemption Date, and in any event, for non-U.S. Designated Participants, no later than December 31 of the third calendar year following the calendar year in which the PSUs were granted, and for U.S. Designated Participants, no later than 30 days following the Redemption Date.

8.	Termination of Employment

8.1	If a Designated Participant’s employment with the Company or a related entity of the Company terminates, either due to resignation by the Designated Participant or due to termination by the Company or a related entity (whether such termination is lawful or lawful, with or without Cause), then unless otherwise determined by the Board, all outstanding PSUs of the Designated Participant, whether or not vested, and any and all rights (including rights to a payment (cash or Shares)) with respect to such outstanding PSUs shall be forfeited and cancelled effective as of the Date of Termination and the Designated Participant will not be entitled to any compensation or damages in respect of such forfeiture and cancellation.

8.2	Notwithstanding Subsection 8.1, if a Designated Participant’s employment with the Company or a related entity of the Company terminates prior to the expiry of the Performance Period as a result of Disability or the Designated Participant’s death, then unless otherwise determined by the Board, all of the Designated Participant’s outstanding PSUs will vest based on actual performance as of the Designated Participant’s Date of Termination, provided that if actual performance cannot be determined then such number of PSUs will vest as may be determined by the Board, and the Designated Participant or the Designated Participant’s estate, as applicable, will be entitled to payment in respect of all Vested PSUs outstanding under the Designated Participant’s Performance Share Unit Account as of such date. For purposes of this Subsection 8.2, the Redemption Date will be the Date of Termination. Any PSUs that do not vest in accordance with this Subsection 8.2 will be forfeited and cancelled as of the Date of Termination and the Designated Participant or the Designated Participant’s estate, as applicable, will not be entitled to any compensation or damages in respect of such forfeiture and cancellation.

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8.3	Notwithstanding Subsection 8.1, if a Designated Participant’s employment with the Company or a related entity of the Company terminates prior to the expiry of the Performance Period as a result of an Eligible Retirement, then unless otherwise determined by the Board, the treatment of such Designated Participant’s PSUs will be subject to the terms of the Retirement Policy as in effect as of the Designated Participant’s Date of Termination.

8.4	Notwithstanding anything to the contrary in this Section 8, unless the Board, in its discretion, otherwise determines, at any time and from time to time, PSUs are not affected by a change of employment within or among the Company or a related entity of the Company for so long as the Designated Participant continues to be an Employee.

8.5	A Designated Participant’s eligibility to be granted a PSU under the Plan ceases as of the Date of Termination. Except if and as required to comply with applicable minimum requirements contained in ESL, no Designated Participant is eligible for continued vesting of any PSU during any period in which the Designated Participant receives, or claims to be entitled to receive, any compensatory payments or damages in lieu of notice of termination pursuant to contract, common law or civil law, and no Designated Participant shall be entitled to any damages or other compensation in respect of any PSU that does not vest or is not awarded due to termination of the Designated Participant’s employment as of the Date of Termination. The Plan displaces any and all common law and civil law rights the Designated Participant may have or claim to have in respect of any PSUs, including any right to damages. The foregoing shall apply, regardless of: (i) the length of the Designated Participant’s employment; (ii) the reason for the termination of the Designated Participant’s employment; (iii) whether such termination is lawful or unlawful, with or without Cause; (iv) whether it is the Designated Participant or the Company or a related entity of the Company that initiates the termination; and (v) any fundamental changes, over time, to the terms and conditions applicable to the Designated Participant’s employment.

8.6	It is understood and agreed that all provisions of the Plan are subject to all applicable minimum requirements of ESL. The Company and its related entities, as applicable, will comply with all applicable minimum requirements contained in ESL. Accordingly, to the extent that any applicable ESL minimum requirements apply, the Plan shall: (i) not be interpreted as in any way waiving or contracting out of ESL; and (ii) be interpreted to achieve compliance with ESL. If ESL requires the Company or a related entity of the Company to provide the Designated Participant with a superior right or entitlement upon termination of the Designated Participant’s employment or otherwise (“Statutory Entitlements”) than provided for under the Plan, then the Company or the related entity of the Company, as applicable, shall provide the Designated Participant with the Designated Participant’s minimum Statutory Entitlements in substitution for the Designated Participant’s rights under the Plan. There shall be no presumption of strict interpretation against the Company or any related entity of the Company. Any discretion exercisable in respect of the Plan will be exercised in a manner that complies any applicable minimum requirements of ESL.

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9.	Adjustment on Alteration of Share Capital; Change of Control

9.1	In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares underlying a grant of PSUs shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustments shall be binding for all purposes.

9.2	If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), other than in connection with a Change of Control, then the obligation to deliver a Share or cash payment pursuant to the redemption of a PSU under Subsection 7.2 may, at the discretion of the Board, be satisfied by the delivery of the securities, property and/or cash which the Designated Participant would have received upon such amalgamation, consolidation, combination or merger if the Designated Participant’s PSU was redeemed immediately prior to the effective date of such amalgamation, consolidation, combination or merger.

9.3	In the event of a change to the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

9.4	In the event of any other change affecting the Shares, then if deemed necessary or equitable by the Board in its sole discretion to properly reflect such change, an adjustment may be made which shall be binding for all purposes of the Plan.

9.5	No adjustment provided in this Section 9 shall require the Company to deliver a fractional Share or cash payment in lieu thereof. If, as a result of any adjustment under this Section 9, a Designated Participant would become entitled to a fractional interest in a Share, such fractional interest shall be rounded down to the next whole Share and the fractional interest will be disregarded.

9.6	If, at any time when a PSU granted under the Plan has not been redeemed, an offer (“Take- Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Designated Participant as soon as practicable and the Board may, in a fair and equitable manner, in its sole discretion, require the acceleration of the time for the vesting or redemption of the PSU granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such redemption (including without limitation, vesting requirements).

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9.7	In order to permit Designated Participants to participate in a proposed Take-Over Bid that could result in a Change of Control, the Board may in its sole discretion make appropriate provisions for the redemption of PSUs (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid.

9.8	In the event of a Change of Control, except as may be set forth in an Approved Agreement or as otherwise determined by the Board, and notwithstanding anything else in this Plan or any PSU Agreement, without the consent of any Designated Participant, but subject to any required Exchange approval, outstanding PSUs shall be converted or exchanged into or for, rights or other securities of substantially equivalent value, as determined by the Board in its discretion, in any entity participating in or resulting from the Change of Control; provided that the Board without the consent of any Designated Participant may instead cause (i) the termination of any vested PSUs in exchange for an amount of cash and/or property, if any, equal in value to the amount that the Designated Participant would have received if the Designated Participant’s PSUs were redeemed immediately prior to the effective date of such Change of Control assuming a target level of achievement; (ii) the replacement of such Shares or cash receivable upon the redemption of such PSUs with other rights or property selected by the Board in its sole discretion; or (iii) any combination of the foregoing.

9.9	Notwithstanding Subsection 9.8 and except as may be set forth in an Approved Agreement or as otherwise determined by the Board, if, as a result of a Change of Control, (i) the PSUs are not assumed or substituted by a successor entity or (ii) the voting shares of any successor entity resulting from the Change of Control will not be traded on a recognized stock exchange in North America, then subject to any required Exchange approval, all outstanding PSUs shall vest and be redeemed immediately prior to consummation of such Change of Control for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the redemption of such PSUs as of the date of the occurrence of such Change of Control assuming a target level of achievement.

9.10	Notwithstanding Subsections 9.8 and 9.9, and except as may be set forth in an Approved Agreement or as otherwise determined by the Board, if within 12 months following a Change of Control, a Designated Participant’s employment is terminated by the Company or a related entity of the Company, as applicable, for any reason other than for Cause, or by the Designated Participant for Good Reason, then any outstanding PSUs that have not yet vested on the Date of Termination shall be deemed to have vested and be redeemed on such date, assuming a target level of achievement.

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10.	Regulatory Approval

10.1	Notwithstanding any of the provisions contained in the Plan, PSU Agreement or any term of a PSU, the Company’s obligations hereunder shall be subject to:

(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada or the United States or any other applicable jurisdiction (“Securities Regulators”);

(b)	compliance with the requirements of the Exchange;

(c)	compliance with the Company’s Insider Trading Policy; and

(d)

receipt from the Designated Participant of such covenants, agreements, representations and undertakings, including as to future dealings in such PSUs, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

If the Board determines that compliance with all applicable laws, regulations, rules, orders referenced above (including a consideration of tax law implications) require changes to the terms of a PSU, such change shall be determined in good faith by the Board in its sole discretion.

10.2	Notwithstanding any provisions in the Plan, PSU Agreement or any term of a PSU, if any amendment, modification or termination to the provisions hereof or any PSU made pursuant hereto are required by any Securities Regulator, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments as determined appropriate and in good faith by the Board (including consideration of tax law implications) and thereupon the terms of the Plan, the Designated Participant’s PSU Agreement and any PSUs, shall be deemed to be amended accordingly without requiring the consent or agreement of any Designated Participant or holder of a PSU.

11.	Miscellaneous

11.1	If a Redemption Date occurs during, or within two Trading Days after, a Black-Out Period imposed by the Company, then, notwithstanding any other provision of the Plan, the Redemption Date shall be and the relevant PSU shall be redeemed two Trading Days after the Black-Out Period is lifted by the Company.

11.2	The participation of any Designated Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Designated Participant any rights or privileges other than those rights and privileges expressly provided in this Plan. In particular, participation in this Plan does not constitute a condition of employment nor a commitment on the part of the Company or any related entity of the Company to ensure the continued employment of such Designated Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares.

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11.3	PSUs are not Shares and the grant of PSUs does not entitle a Designated Participant to any rights as a shareholder of the Company nor to any rights to the Shares or any securities of the Company, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the redemption of PSUs.

11.4	If the Company or any of its related entities shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in connection with the grants, redemption or other payments hereunder the Company the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to a Designated Participant, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity of the Company having a withholding obligation as described above may require a Designated Participant, as a condition of the grant or redemption of a PSU, to pay to the Company or related entity an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of Shares or cash payment to the Designated Participant hereunder, or to reimburse the Company or the related entity for such amount. Under no circumstances shall the Company, or any related entity be responsible for funding the payment of any tax or amount on account of social security or other source deductions on behalf of any Designated Participant or for providing any tax advice to any Designated Participant.

11.5	Notwithstanding any other terms of the Plan, PSUs may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any compensation recovery or similar policy adopted by the Company or a related entity of the Company, or as set out in an Approved Agreement, or as otherwise required by law or the rules of a stock exchange (if then listed on a stock exchange) and the Designated Participant will not be entitled to any damages or other compensation in respect of any PSUs subject to recovery.

11.6	All PSUs and Shares issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act or an exemption from such registration requirements. In addition to the other terms and conditions of this Plan (and notwithstanding any other terms or conditions of the Plan to the contrary), special requirements for U.S. Designated Participants are set out in Schedule A.

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12.	Effective Date, Amendment and Termination

12.1	The Plan was first approved effective as of May 1, 2014, and was amended and restated as of June 10, 2021, and further amended and restated as of October 23, 2023 and April 15, 2025. Any amendments made are effective as of the date amended, subject to shareholder approval where required.

12.2	The Board may from time to time, without notice and without approval of the holders of voting shares of the Company, amend, suspend or terminate the Plan or any PSUs granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)

no such amendment, suspension or termination of the Plan or any PSUs granted hereunder may materially impair any rights of a Designated Participant or materially increase any obligations of a Designated Participant under the Plan without the consent of the Designated Participant, unless the Board determines such adjustment is required or desirable in order to comply with any applicable laws; and

(b)

any amendment that would cause a PSU held by a Designated Participant subject to U.S. tax in respect of their PSU to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the U.S. Internal Revenue Code shall be null and void ab initio.

12.3	Notwithstanding Section 12.2, approval of the holders of the voting shares of the Company shall be required for any amendment, modification or change that:

(a)

increases the number of Shares reserved for issuance under the Plan, except pursuant to the provisions in the Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	permits non-employee directors to participate in the Plan;

(c)	increases or removes the limits on Shares issuable or issued to Insiders as set forth in Section 4.3;

(d)	permits PSUs to be transferred, other than to a “permitted assign” as such term is defined in NI 45-106 or for normal estate settlement purposes; or

(e)	removes or reduces the range of amendments which require approval of the holders of voting shares of the Company under this Section 12.3.

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12.4

Without limiting the generality of Section 12.2, but subject to Section 12.3, the Board may, without shareholder approval, at any time or from time to time, amend the Plan or any PSU for the purposes of:

(a)	making any amendments to the general vesting provisions of each PSU;

(b)	making any amendments to the provisions set out in Section 8;

(c)

making any amendments to add covenants of the Company for the protection of Designated Participants, provided that the Board shall be of the good faith opinion that such additions will not be materially adverse to the rights or interests of the Designated Participants;

(d)

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Designated Participants it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Designated Participant resides, provided that the Board shall be of the opinion that such amendments and modifications will not be materially prejudicial to the interests of the Designated Participant; or

(e)

making such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

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Performance Share Unit Plan of Eldorado Gold Corporation

SCHEDULE A

Additional Terms for U.S. Designated Participants

1.	It is intended that PSUs of U.S. Designated Participants shall be exempt from Section 409A of the U.S. Internal Revenue Code (“Section 409A”) pursuant to Treasury Regulations Section 1.409A-1(b)(4) (the “short term deferral exception”), and the provisions of the PSU Agreement and the Plan shall be construed and administered accordingly. For greater certainty, for purposes of PSUs held by U.S. Designated Participants, if the Board exercises discretion to waive all applicable vesting conditions, including continued service and performance conditions that otherwise would apply to PSUs such that the PSUs are no longer subject to a substantial risk of forfeiture (within the meaning of applicable United States tax laws and regulations), the Redemption Date for such PSUs shall be the date that the Board waives all such vesting conditions or deems them satisfied. Notwithstanding Section 11.1 or any other provision of the Plan, settlement of PSUs will not be delayed beyond March 15th of the year following the year in which all vesting conditions have been satisfied or waived.

2.	A U.S. Designated Participant who meets the eligibility requirements in order to be eligible to participate in the program contemplated in the Retirement Policy is referred to herein as “Retirement Eligible U.S. Designated Participant”. If, at any time prior to the end of the Performance Period, PSUs of a Retirement Eligible U.S. Designated Participant are not subject to, or are no longer subject to, performance vesting conditions or other vesting conditions that constitute a substantial risk of forfeiture, then the Redemption Date shall be the date on which such PSUs are not, or are no longer, subject to performance vesting conditions or other vesting conditions that constitute a substantial risk of forfeiture. For greater clarity, continued service vesting conditions otherwise applicable to PSUs of a Retirement Eligible U.S. Designated Participant do not constitute a substantial risk of forfeiture, because the individual can retire without any obligation to continue to provide services through the designated vesting date and without forfeiting PSUs. However, if the PSUs continue to be subject to performance vesting conditions (i.e. such conditions have not been satisfied or waived), the performance vesting conditions may constitute a substantial risk of forfeiture.

3.	Any adjustments or amendments to outstanding PSUs of U.S. Designated Participants pursuant to Article 9, Article 12 or any other provision of the Plan will be undertaken in a manner that will not result in adverse tax consequences under Section 409A.

4.	Although it is intended that PSUs will be exempt from Section 409A under the short-term deferral exception, if and to the extent that any PSU of U.S. Designated Participants is subject to Section 409A, the following provisions will apply:

(a)

Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Participant may not be reduced by, or offset against, any amount owing by the U.S. Participant to the Company or any of its affiliates.

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(b)

If a U.S. Designated Participant becomes entitled to receive payment in respect of any PSUs that are not exempt from Section 409A under the short-term deferral exception as a result of his or her termination of employment, termination or similar language shall mean “separation from service” (within the meaning of Section 409A), and if the U.S. Designated Participant is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, any such payment that would otherwise be payable during the six-month period following such separation from service will be delayed until the first day of the seventh month following such separation from service to the extent required to avoid adverse taxation or penalties under Section 409A. If a U.S Designated Participant becomes entitled to payment in respect of any PSUs as a result of a change in control, such payment will occur if and when such change in control constitutes a change in ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 409A).

(c)

Although the Company intends that PSUs will be exempt from Section 409A, or will comply with Section 409A, the Company makes no assurances that the PSUs will be exempt from Section 409A or will comply with it. Each U.S. Designated Participant, any beneficiary or the U.S. Designated Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Designated Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company, nor any affiliate nor the employees of either shall have any obligation to indemnify or otherwise hold such U.S. Designated Participant or beneficiary or the U.S. Designated Participant’s estate harmless from any or all of such taxes or penalties.

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